Exhibit 99.1

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 3, 2018, AT 10:00 A.M. BEIJING LOCAL TIME

TO THE SHAREHOLDERS OF YULONG ECO-MATERIALS LIMITED:

TAKE NOTICE THAT an Annual General Meeting of the Shareholders of Yulong Eco-Materials Limited (the “Company”), a Cayman Islands exempted company, will be held on September 3, 2018, at 10:00 a.m Beijing Local Time (on September 2, 2018 at 10:00 p.m. U.S. Eastern Standard Time), at the Company’s principal executive offices located at Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua Area, Pingdingshan, Henan Province, People’s Republic of China (the “Annual Meeting”), for the following purposes:

1. To vote upon a special shareholder resolution to acquire the Millennium Sapphire for US$50 million payable by the issuance of 25 million YECO shares:

2. To vote and change the name of the corporation to Millennium Enterprises Limited.

“PARTICIPATION BY TELEPHONE OR OTHER FORM OF COMMUNICATION

108.	Any member or his proxy may validly participate in a general meeting of the Company through the medium of conference telephone or any other form of communications equipment (whether in use when these Articles are adopted or developed subsequently), provided that all persons participating in the general meeting are able to communicate with each other throughout such meeting.

109.	Any member or his proxy so participating by telephone or other communication shall be deemed to be present in person at the general meeting of the Company and shall be counted in a quorum and entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the chairman of the meeting then is”.

6. To authorize the Board of Directors of the Company (the “Board”) to execute items #1 and #2.

YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE SPECIAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM IN ANY EVENT NO LATER THAN 24 HOURS BEFORE THE TIME FOR HOLDING THE SPECIAL MEETING. FAILING WHICH PROXY WILL NOT BE VALID. THE GRANT OF A PROXY DOES NOT PREVENT YOU FROM ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.

All shareholders are cordially invited to attend the Special Shareholders Meeting.

By Order of the Board of Directors,

Wancheng Xie
Chairman of the Board and Chief Executive Officer

Pingdingshan, People’s Republic of China

Dated: August 27, 2018